Voyage Media
A California Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2016 and 2015

VOYAGE MEDIA

TABLE OF CONTENTS



To the Stockholders of
Voyage Media
Marina Del Rey, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Voyage Media (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
April 13, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

VOYAGE MEDIA
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 32,766	$ 34,873
Accounts receivable	21,144	65,635
Prepaid expenses	-	33,050
Offering costs	9,750	-
Total Current Assets	63,660	133,558
Non-Current Assets:		
Property and equipment, net	5,423	7,174
Total Non-Current Assets	5,423	7,174
TOTAL ASSETS	$ 69,083	$ 140,732
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts payable	$ 69,081	$ 101,757
Deferred revenue	33,845	68,381
Accrued expenses	60,189	15,241
Due to shareholder	10,464	-
Total Liabilities	173,579	185,379
Stockholders' Equity (Deficit):		
Common stock, no par, 100 shares authorized		
100 shares issued and outstanding as of each		
December 31, 2016 and 2015	-	-
Additional paid-in capital	4,100	4,100
Accumulated deficit	(108,596)	(48,747)
Total Stockholders' Equity (Deficit)	(104,496)	(44,647)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 69,083	$ 140,732

VOYAGE MEDIA
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Net revenues	$ 1,273,079	$ 998,238
Cost of net revenues	(610,292)	(476,634)
Gross Profit	662,787	521,604
Operating Expenses:		
Compensation and benefits	333,212	304,872
General and administrative	176,272	170,621
Sales and marketing	83,387	27,889
Total Operating Expenses	592,871	503,382
Income from operations	69,916	18,222
Other Income/(Expenses):		
Interest expense	(5,757)	(2,955)
Total Other Income/(Expenses)	(5,757)	(2,955)
Net Income	$ 64,159	$ 15,267

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

VOYAGE MEDIA
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2016 and 2015

	Common Stock		Additional Paid-In Capital	Retained Earnings (Acumulated Deficit)	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount			
Balance at December 31, 2014	100	$ -	$ 4,100	$ 34,298	$ 38,398
Distributions to stockholder	-	-	-	(98,312)	(98,312)
Net income	-	-	-	15,267	15,267
Balance at December 31, 2015	100	-	4,100	(48,747)	(44,647)
Distributions to stockholder	-	-	-	(124,008)	(124,008)
Net income	-	-	-	64,159	64,159
Balance at December 31, 2016	100	$ -	$ 4,100	$ (108,596)	$ (104,496)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

VOYAGE MEDIA
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows from Operating Activities		
Net Income	$ 64,159	$ 15,267
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization	2,251	1,773
Changes in operating assets and liabilities:		
Change in receivables	44,491	(8,618)
Change in prepaid expenses	33,050	(33,050)
Change in offering costs	(9,750)	-
Change in deposits	-	3,350
Change in accounts payables	(32,676)	64,037
Change in deferred revenue	(34,536)	43,962
Change in accrued expenses	44,948	7,823
Net Cash Provided By Operating Activities	111,937	94,544
Cash Flows from Investing Activities		
Purchases of property and equipment	(500)	(5,500)
Net Cash Used in Investing Activities	(500)	(5,500)
Cash Flows from Financing Activities		
Advance from stockholder	10,464	-
Distributions to stockholder	(124,008)	(98,312)
Net Cash Used In Financing Activities	(113,544)	(98,312)
Net Change In Cash	(2,107)	(9,268)
Cash at Beginning of Period	34,873	44,141
Cash at End of Period	$ 32,766	$ 34,873
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 5,757	$ 2,955

See accompanying Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Voyage Media (the "Company"), is a corporation organized January 5, 2004 under the laws of California.   The Company's mission is to foster a thriving community of storytellers and a revolutionary, heart-centered way to create, share, and earn from the transcendent art of film and television storytelling.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company determined that no allowance was necessary against its accounts receivable balances as of December 31, 2016 or 2015.

Deferred Offering Costs

The Company complies with the requirement of FASB ASC 340-10-S99-1. Deferred offering costs consist principally of legal fees incurred in connection with an offering the Company engaged in during 2016 under Regulation Crowdfunding. Prior to the completion of the offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity upon the completion of the offering or to expense if the offering is not completed.

Capital Assets

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2016 and 2015 have estimated useful lives of 5-7 years.

Depreciation charges on property and equipment totaled $2,251 and $1,773 for the years ended December 31, 2016 and 2015, respectively. The Company's property and equipment consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Property and equipment, at cost	$ 91,482	$ 90,982
Accumulated depreciation	(86,059)	(83,808)
Property and equipment, net	$ 5,423	$ 7,174

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally collected ahead of services, and therefore deferred revenues are recorded when necessary until the revenue recognition criteria is completed.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on the Company's taxable income. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: STOCKHOLDERS' EQUITY

The Company has authorized 100 shares of common stock with no par. The Company issued its founder 100 shares of common stock at inception. 100 shares of common stock are issued and outstanding as of each December 31, 2016 and 2015.

NOTE 4: LEASE OBLIGATIONS

Effective December 2014, the Company entered into a lease agreement for office space, which commenced on January 1, 2015 and expired after 5 months on May 31, 2015. Monthly lease obligations under the lease were $3,200 per month. In June 2015, the Company entered into a sub-lease agreement for office space, which commenced June 1, 2015 and expires after 23 months on April 30, 2017. The monthly lease obligations under this agreement are base rent of $3,543 per month. Rent expense for the year ended December 31, 2016 and 2015 totaled $55,722 and $48,146, respectively. The following are future minimum lease obligation on the Company's lease agreement:

December 31,	Lease Obligation
2017	$ 14,172

NOTE 5: RELATED PARTY TRANASACTIONS

The officer of the Company advanced funds to the Company in the normal course of business in 2016. As of December 31, 2016, the balance due to the officer under the arrangement was $10,464. This advance bears no interest and is considered payable on demand.

NOTE 6: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: SUBSEQUENT EVENTS

<u>Amended Articles of Incorporation & Stock Split</u>

During 2017, the Company amended its Articles of Incorporation, as such, the Company authorized 2,924,490 shares of capital stock of which 2,720,408 shares were designated as Class A Common Stock at $0.001 par value and 204,082 shares were designated as Class B Non-Voting Common Stock at $0.001 par value. The Class B Non-Voting Common Stock do not have voting rights. The Company also authorized a stock split, in which its issued and outstanding shares of common stock were granted 20,000 shares of the Company's post-split Class A Common Stock for each one share of Common Stock held by them prior to the split.

<u>Stock Issuance</u>

During 2017, the Company has sought to raise up to $1,000,000 in an offering of its common stock pursuant to an offering under Regulation Crowdfunding. As of April 13, 2017, investors' commitments of approximately $290,777 have been received by the Company, representing 20,408 shares of common stock offered at a discount price of $4.90 for the investors contributing the first $100,000, and 27,293 shares of common stock offered at $7.00 per share. As of April 13, 2017, the Company has not yet received any proceeds of that offering.

Management's Evaluation

Management has evaluated subsequent events through April 13, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.